  As filed with the Securities and Exchange Commission on November 4, 1996

                                                                   333-_______
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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                    FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ------------------

                            FINGERHUT COMPANIES, INC.
              (Exact name of registrant as specified in its charter)

        Minnesota                       5961                 41-1396490
    (State of other               (Primary Standard          (I.R.S. Employer
jurisdiction of incorporation  Industrial Classification  Identification Number)
    or organization)                 Code Number)


                               4400 Baker Road
                          Minnetonka, Minnesota 55343
                               (612) 932-3100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Mr. Michael P. Sherman
                                General Counsel
                           Fingerhut Companies, Inc.
                                4400 Baker Road
                          Minnetonka, Minnesota 55343
                             (612) 932-3100
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              ------------------

                                 COPIES TO:

                          Elizabeth C. Hinck, Esq.
                            Dorsey & Whitney LLP
                           Pillsbury Center South
                           220 South Sixth Street
                     Minneapolis, Minnesota 55402-1498
                               (612) 340-2600

                              ------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
      IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, PLEASE CHECK THE FOLLOWING BOX. / /

                              ------------------

                            CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                        Proposed        Proposed
    Title of each                                        maximum         maximum         Amount of
class of securities                    Amount to be   offering price    aggregate      registration
  to be registered                      registered       per unit     offering price       fee
---------------------------------------------------------------------------------------------------
7.375% Senior Notes Due 1999 . . . .   $125,000,000        100%        $125,000,000     $37,878.79
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                              ------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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












      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 4, 1996

PROSPECTUS
                            FINGERHUT COMPANIES, INC.

                                 [FINGERHUT LOGO]

               OFFER TO EXCHANGE ITS 7.375% SENIOR NOTES DUE 1999
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
        FOR ANY AND ALL OF ITS OUTSTANDING 7.375% SENIOR NOTES DUE 1999

-------------------------------------------------------------------------------
       THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
       NEW YORK CITY TIME, ON                , 199     , UNLESS EXTENDED.
-------------------------------------------------------------------------------

      Fingerhut Companies, Inc., a Minnesota corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $125,000,000 aggregate principal amount of its 7.375% Senior Notes Due 1999 (the "New Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of its outstanding 7.375% Senior Notes Due 1999 (the "Old Notes"), of which $125,000,000 aggregate principal amount is outstanding.

      The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that (i) the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights, (ii) the New Notes are issuable in minimum denominations of $1,000 compared to minimum denominations of $250,000 for the Old Notes, and (iii) the New Notes will not provide for any increase in the interest rate thereon. In that regard, the Old Notes provide that, if the Exchange Offer is not consummated by January 24, 1997, the interest rate borne by the Old Notes will increase by 0.50% per annum commencing on January 25, 1997 until the Exchange Offer is consummated. See "Description of the Old Notes." The New Notes are being offered for exchange in order to satisfy certain obligations of the Company under the Registration Rights Agreement dated as of September 27, 1996 (the "Registration Rights Agreement") between the Company and the Initial Purchasers (as defined herein) of the Old Notes. The New Notes will be issued under the same Indenture (as defined herein) as the Old Notes and the New Notes and the Old Notes will constitute a single series of debt securities under the Indenture. In the event that the Exchange Offer is consummated, any Old Notes which remain outstanding after consummation of the Exchange Offer and the New Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of Notes (as defined herein) have taken certain actions or exercised certain rights under the Indenture. The New Notes and the Old Notes are collectively referred to herein as the "Notes." See "Description of the New Notes" and "Description of the Old Notes."

      SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER OLD NOTES IN THE EXCHANGE OFFER.

      Interest on the New Notes is payable semiannually on March 15 and September 15 of each year (each, an "Interest Payment Date"), commencing on the first such date following the original issuance date of the New Notes. The New Notes will mature on September 15, 1999. The New Notes are not entitled to any sinking fund and are not redeemable prior to maturity.

                             ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
         HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ------------------

                  The date of this Prospectus is November 4, 1996

    The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A under the Securities Act ("Rule 144A") or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

    Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts, as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days after the Expiration Date (subject to extension under certain limited circumstances described below) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer--Resales of New Notes."

    In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the New Notes or to and including the date on which the Company has given notice that the sale of New Notes may be resumed, as the case may be.

    Prior to the Exchange Offer, there has been only a limited secondary market and no public market for the Old Notes. The New Notes will be a new issue of securities for which there currently is no market. Although the Initial Purchasers have informed the Company that they each currently intend to make a market in the New Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Company currently does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

    Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than under certain limited circumstances) to provide for registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. See "Risk Factors--Consequences of a Failure to Exchange Old Notes."

    THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

    Old Notes may be tendered for exchange on or prior to 5:00 p.m., New York
City time, on           , 199_ (such time on such date being hereinafter
called the "Expiration Date"), unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain events and conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. Old Notes may be tendered in whole or in part in a principal amount of $1,000 and integral multiples thereof, provided that if any Old Note is tendered for exchange in part, the untendered principal amount thereof must be $250,000 or any integral multiple of $1,000 in excess thereof. The Company has agreed to pay all expenses of the Exchange Offer. See "The Exchange Offer--Fees and Expenses." Each New Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note or, if no such interest has been paid or duly provided for on such Old Note, from September 27, 1996. Holders of the Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Old Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Old Notes, and will be deemed to have waived the right to receive any interest on such Old Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after September 27, 1996. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes as of
                , 1996.

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds From Sale of Old Notes" and "Plan of Distribution."

                             --------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES SINCE THE DATE HEREOF.

                             --------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
      Available Information . . . . . . . . . . . . . . . . . . . . . . .    5
      Incorporation of Certain Documents by Reference . . . . . . . . . .    5
      Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6
      Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
      Use of Proceeds from Sale of Old Notes  . . . . . . . . . . . . . .   18
      Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . .   18
      Selected Consolidated Financial Information . . . . . . . . . . . .   19
      Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
      The Exchange Offer  . . . . . . . . . . . . . . . . . . . . . . . .   25
      Description of the New Notes  . . . . . . . . . . . . . . . . . . .   34
      Description of the Old Notes  . . . . . . . . . . . . . . . . . . .   40
      Certain United States Federal Income Tax Considerations . . . . . .   41
      Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . .   42
      Validity of New Notes . . . . . . . . . . . . . . . . . . . . . . .   43
      Independent Public Accountants  . . . . . . . . . . . . . . . . . .   43

                              AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec/gov.) Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 on which the Company's common stock is listed.

    This Prospectus constitutes a part of a registration statement on Form S-4 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Notes. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

        (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1995;

        (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 29, 1996 and June 28, 1996; and

        (iii) the Company's Current Report on Form 8-K dated April 18, 1996.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from and after the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person (including any beneficial owner) to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents for which the Company may impose a copying charge. Requests for such copies should be directed to Michael P. Sherman, Secretary, Fingerhut Companies, Inc., 4400 Baker Road, Minnetonka, Minnesota 55343 (612) 932-3100.

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                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND IS SUBJECT TO, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED OR UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO THE COMPANY INCLUDE FINGERHUT COMPANIES, INC. AND ITS SUBSIDIARIES.

                                   THE COMPANY

    The Company is a direct-to-the-consumer marketing company that sells a broad range of products and services directly to consumers via catalogs, telemarketing, television and other media. The Company conducts its direct-to-the-consumer marketing business through three principal subsidiaries, Fingerhut Corporation ("Fingerhut"), Figi's Inc. ("Figi's") and Infochoice USA, Inc. ("Infochoice"). Fingerhut has been in the direct mail marketing business for over 45 years and sells general merchandise using catalogs and other direct marketing solicitations. Fingerhut's merchandise includes a broad mix of quality brand name and private label products, many of which are specially manufactured or packaged to appeal to its customers. See "Business."

    The Company conducts its financial services business through Metris Companies Inc. ("Metris"), an information-based direct marketer of consumer credit products, extended service plans, and fee-based products and services to moderate income consumers. See "Business--Financial Services Business Segment." Metris is an indirect subsidiary of the Company which recently sold 17% of its outstanding shares of common stock in an initial public offering (the "Metris Offering"). See "--Recent Developments--Metris Initial Public Offering" below.

    The Company was incorporated in Minnesota in 1978 as a successor to a business originally established in 1948. The Company's principal executive office is located at 4400 Baker Road, Minnetonka, Minnesota 55343, telephone number (612) 932-3100.

                               RECENT DEVELOPMENTS

METRIS INITIAL PUBLIC OFFERING

    On August 20, 1996 the Company formed Metris as an indirect wholly owned subsidiary of the Company to operate certain financial services businesses previously operated as a division of the Company (collectively, the "Financial Services Business"). On October 30, 1996, Metris completed the initial public offering of shares of common stock representing 17% of the outstanding shares of common stock of Metris. In connection with the Metris Offering, the Company contributed all of the Financial Services Business to Metris. Unless otherwise noted herein, the information in this Prospectus gives effect to such contribution to Metris, but does not give effect to the Metris Offering. See "Business--Financial Services Business Segment" below.

THIRD QUARTER OPERATING RESULTS

    On October 17, 1996 the Company announced results for the thirteen weeks and 39 weeks ended September 27, 1996. The Company reported net revenues of $441.9 million for the quarter ended September 27, 1996, compared with $469.5 million for the third quarter of 1995. Net revenues for the 39-week period ended September 27, 1996 were $1,284.9 million, compared to $1,337.0 million for the corresponding period in 1995. Pretax earnings were $13.4 million and $13.6 million, respectively, for the third quarter and first three quarters of 1996, compared to $13.2 million and $31.8 million, respectively, for the third quarter and first three quarters of 1995. Net earnings in the third quarter of 1996, which reflect a slightly higher effective consolidated tax rate than in 1995, were $8.6 million, or $.18 per share, compared with $8.6
million, or $.18 per share in third quarter of 1995.   Net earnings in the
first three quarters of 1996 were $8.7 million, or

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                                      6
`

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$.18 per share, compared with $8.6 million, or $.18 per share in third quarter of 1995. Net earnings in the first three quarters of 1996 were $8.7 million, or $.18 per share, compared with $20.5 million, or $.42 per share in the corresponding period of 1995. The Company also announced that it has declared a quarterly cash dividend in the amount of $.04 per share payable on November 15, 1996, to shareholders of record as of the close of business on November 4, 1996.

NEW BANK FACILITIES

    On September 16, 1996, the Company restructured its bank credit facilities. The Company's existing revolving credit facility (the "Revolving Credit Facility") was amended and restated to, among other things, reduce the aggregate commitments for revolving borrowings and letters of credit from $400 million to $200 million (the "Amended Revolving Credit Facility"). The Amended Revolving Credit Facility will continue to be guaranteed by subsidiaries of the Company, including Fingerhut but excluding Metris and its subsidiaries, and will terminate in September 2001.

    On September 16, 1996, Metris entered into a revolving credit facility with the same group of lenders as in the Amended Revolving Credit Facility. Metris' facility (the "Metris Revolving Credit Facility") provides for aggregate commitments of $300 million. The proceeds from borrowings under the Metris Revolving Credit Facility are to be used by Metris to provide for working capital and other general corporate purposes. Metris' obligations under the Metris Revolving Credit Facility are secured by a pledge of the capital stock of all of Metris' subsidiaries except Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). In addition, the Metris Revolving Credit Facility is guaranteed by the Company, Fingerhut and all other subsidiaries that guarantee the Amended Revolving Credit Facility, and certain of Metris' subsidiaries. The Metris Revolving Credit Facility will terminate in September 2001.

INCREASE IN ASSET-BACKED COMMERCIAL PAPER PROGRAM

    On September 16, 1996, the Metris Master Trust (formerly the Fingerhut Financial Services Master Trust) issued asset-backed certificates with maximum proceeds of approximately $512 million. These certificates will be used to support an increase in the Company's asset-backed commercial paper program.

                                THE EXCHANGE OFFER

THE EXCHANGE OFFER . . . . . . . . . . . Up to $125,000,000 aggregate principal amount of New  Notes are being
                                         offered in exchange for a like
                                         aggregate principal amount of Old
                                         Notes. Old Notes may  be tendered
                                         for exchange in whole or in part in
                                         a  principal amount of $1,000 and
                                         integral multiples  thereof,
                                         provided that if any Old Note is
                                         tendered for  exchange in part, the
                                         untendered principal amount
                                         thereof must be $250,000 or any
                                         integral multiple of  $1,000 in
                                         excess thereof. The Company is
                                         making the  Exchange Offer in order
                                         to satisfy its obligations  under
                                         the Registration Rights Agreement
                                         relating to the  Old Notes. For a
                                         description of the procedures for
                                         tendering Old Notes, see "The
                                         Exchange Offer--Procedures for
                                         Tendering Old Notes."

EXPIRATION DATE  . . . . . . . . . . . . 5:00 p.m., New York City time, on
                                                     , 199_ (such time on
                                         such date being hereinafter called
                                         the "Expiration Date") unless the
                                         Exchange Offer is

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                                      7


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                                         extended by the Company (in which
                                         case the term "Expiration Date"
                                         shall mean the latest date and time to
                                         which the Exchange Offer is extended).
                                         See "The Exchange Offer--Expiration
                                         Date; Extensions; Amendments."

CONDITIONS TO THE EXCHANGE OFFER . . . . The Exchange Offer is subject to certain conditions, which may be
                                         waived by the Company in its sole
                                         discretion. The Exchange Offer is
                                         not conditioned upon any minimum
                                         principal amount of Old Notes being
                                         tendered. See "The Exchange Offer--
                                         Conditions to the Exchange Offer."

                                          The Company reserves the right in
                                          its sole and absolute discretion,
                                          subject to applicable law, at any
                                          time and from time to time, (i) to
                                          delay the acceptance of the Old
                                          Notes for exchange, (ii) to
                                          terminate the Exchange Offer if
                                          certain specified conditions have
                                          not been satisfied, (iii) to extend
                                          the Expiration Date of the Exchange
                                          Offer and retain all Old Notes
                                          tendered pursuant to the Exchange
                                          Offer, subject, however, to the
                                          right of holders of Old Notes to
                                          withdraw their tendered Old Notes,
                                          or (iv) to waive any condition or
                                          otherwise amend the terms of the
                                          Exchange Offer in any respect. See
                                          "The Exchange Offer--Expiration
                                          Date; Extensions; Amendments."

WITHDRAWAL RIGHTS . . . . . . . . . . . . Tenders of Old Notes may be
                                          withdrawn at any time on or prior
                                          to the Expiration Date by
                                          delivering a written notice of such
                                          withdrawal to the Exchange Agent in
                                          conformity with certain procedures
                                          set forth below under "The Exchange
                                          Offer--Withdrawal Rights."


PROCEDURES FOR TENDERING OLD NOTES  . . . Tendering holders of Old Notes must complete and sign a Letter of
                                          Transmittal in accordance with the
                                          instructions contained therein and
                                          forward the same by mail, facsimile
                                          or hand delivery, together with any
                                          other required documents, to the
                                          Exchange Agent, either with the Old
                                          Notes to be tendered or in
                                          compliance with the specified
                                          procedures for guaranteed delivery
                                          of Old Notes. Certain brokers,
                                          dealers, commercial banks, trust
                                          companies and other nominees may
                                          also effect tenders by book-entry
                                          transfer. Holders of Old Notes
                                          registered in the name of a broker,
                                          dealer, commercial bank, trust
                                          company or other nominee are urged
                                          to contact such person promptly if
                                          they wish to tender Old Notes
                                          pursuant to the Exchange Offer. See
                                          "The Exchange Offer--Procedures for
                                          Tendering Old Notes."

                                          Letters of Transmittal and
                                          certificates representing Old Notes
                                          should not be sent to the Company.
                                          Such documents should only be sent
                                          to the Exchange Agent.

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                                      8

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                                          Questions regarding how to tender and
                                          requests for information should be
                                          directed to the Exchange Agent. See
                                          "The Exchange Offer--Exchange Agent."


RESALES OF NEW NOTES  . . . . . . . . . . The Company is making the Exchange
                                          Offer in reliance on the position
                                          of the staff of the Division of
                                          Corporation Finance of the
                                          Commission as set forth in certain
                                          interpretive letters addressed to
                                          third parties in other
                                          transactions. However, the Company
                                          has not sought its own interpretive
                                          letter and there can be no
                                          assurance that the staff of the
                                          Division of Corporation Finance of
                                          the Commission would make a similar
                                          determination with respect to the
                                          Exchange Offer as it has in such
                                          interpretive letters to third
                                          parties. Based on these
                                          interpretations by the staff of the
                                          Division of Corporation Finance,
                                          and subject to the two immediately
                                          following sentences, the Company
                                          believes that New Notes issued
                                          pursuant to this Exchange Offer in
                                          exchange for Old Notes may be
                                          offered for resale, resold and
                                          otherwise transferred by a holder
                                          thereof (other than a holder who is
                                          a broker-dealer) without further
                                          compliance with the registration
                                          and prospectus delivery
                                          requirements of the Securities Act,
                                          provided that such New Notes are
                                          acquired in the ordinary course of
                                          such holder's business and that
                                          such holder is not participating,
                                          and has no arrangement or
                                          understanding with any person to
                                          participate, in a distribution
                                          (within the meaning of the
                                          Securities Act) of such New Notes.
                                          However, any holder of Old Notes
                                          who is an "affiliate" of the
                                          Company or who intends to
                                          participate in the Exchange Offer
                                          for the purpose of distributing the
                                          New Notes, or any broker-dealer who
                                          purchased the Old Notes from the
                                          Company to resell pursuant to Rule
                                          144A or any other available
                                          exemption under the Securities Act,
                                          (a) will not be able to rely on the
                                          interpretations of the staff of the
                                          Division of Corporation Finance of
                                          the Commission set forth in the
                                          above-mentioned interpretive
                                          letters, (b) will not be permitted
                                          or entitled to tender such Old
                                          Notes in the Exchange Offer and (c)
                                          must comply with the registration
                                          and prospectus delivery
                                          requirements of the Securities Act
                                          in connection with any sale or
                                          other transfer of such Old Notes
                                          unless such sale is made pursuant
                                          to an exemption from such
                                          requirements. In addition, as
                                          described below, if any
                                          broker-dealer holds Old Notes
                                          acquired for its own account as a
                                          result of market-making or other
                                          trading activities and exchanges
                                          such Old Notes for New Notes, then
                                          such broker-dealer must deliver a
                                          prospectus meeting the requirements
                                          of the Securities Act in connection
                                          with any resales of such New Notes.

                                          Each holder of Old Notes who wishes
                                          to exchange Old Notes for New Notes
                                          in the Exchange Offer will

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                                      9

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                                          be required to represent that (i)
                                          it is not an "affiliate" of the
                                          Company, (ii) any New Notes to be
                                          received by it are being acquired
                                          in the ordinary course of its
                                          business, (iii) it has no
                                          arrangement or understanding with
                                          any person to participate in a
                                          distribution (within the meaning of
                                          the Securities Act) of such New
                                          Notes, and (iv) if such holder is
                                          not a broker-dealer, such holder is
                                          not engaged in, and does not intend
                                          to engage in, a distribution
                                          (within the meaning of the
                                          Securities Act) of such New Notes.
                                          Each broker-dealer that receives
                                          New Notes for its own account
                                          pursuant to the Exchange Offer must
                                          acknowledge that it acquired the
                                          Old Notes for its own account as
                                          the result of market-making
                                          activities or other trading
                                          activities and must agree that it
                                          will deliver a prospectus meeting
                                          the requirements of the Securities
                                          Act in connection with any resale
                                          of such New Notes. The Letter of
                                          Transmittal states that by so
                                          acknowledging and by delivering a
                                          prospectus, a broker-dealer will
                                          not be deemed to admit that it is
                                          an "underwriter" within the meaning
                                          of the Securities Act. Based on the
                                          position taken by the staff of the
                                          Division of Corporation Finance of
                                          the Commission in the interpretive
                                          letters referred to above, the
                                          Company believes that
                                          broker-dealers who acquired Old
                                          Notes for their own accounts as a
                                          result of market-making activities
                                          or other trading activities
                                          ("Participating Broker-Dealers")
                                          may fulfill their prospectus
                                          delivery requirements with respect
                                          to the New Notes received upon
                                          exchange of such Old Notes (other
                                          than Old Notes which represent an
                                          unsold allotment from the original
                                          sale of the Old Notes) with a
                                          prospectus meeting the requirements
                                          of the Securities Act, which may be
                                          the prospectus prepared for an
                                          exchange offer so long as it
                                          contains a description of the plan
                                          of distribution with respect to the
                                          resale of such New Notes.
                                          Accordingly, this Prospectus, as it
                                          may be amended or supplemented from
                                          time to time, may be used by a
                                          Participating Broker-Dealer in
                                          connection with resales of New
                                          Notes received in exchange for Old
                                          Notes where such Old Notes were
                                          acquired by such Participating
                                          Broker-Dealer for its own account
                                          as a result of market-making or
                                          other trading activities. Subject
                                          to certain provisions set forth in
                                          the Registration Rights Agreement
                                          and to the limitations described
                                          below under "The Exchange
                                          Offer--Resale of New Notes", the
                                          Company has agreed that this
                                          Prospectus, as it may be amended or
                                          supplemented from time to time, may
                                          be used by a Participating
                                          Broker-Dealer in connection with
                                          resales of such New Notes for a
                                          period ending 180 days after the
                                          Expiration Date (subject to
                                          extension under certain limited
                                          circumstances) or, if earlier, when
                                          all such New Notes have been
                                          disposed of by such

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                                      10

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                                          Participating Broker-Dealer. See
                                          "Plan of Distribution." Any
                                          Participating Broker-Dealer who
                                          is an "affiliate" of the Company
                                          may not rely on such
                                          interpretive letters and must
                                          comply with the registration and
                                          prospectus delivery requirements of
                                          the Securities Act in connection
                                          with any resale transaction. See
                                          "The Exchange Offer--Resales of New
                                          Notes."

EXCHANGE AGENT . . . . . . . . . . . . .  The exchange agent with respect to the Exchange Offer is First Bank
                                          National Association (the "Exchange
                                          Agent"). The addresses, and
                                          telephone and facsimile numbers of
                                          the Exchange Agent are set forth in
                                          "The Exchange Offer--Exchange
                                          Agent" and in the Letter of
                                          Transmittal.

USE OF PROCEEDS  . . . . . . . . . . . .  The Company will not receive any cash proceeds from the issuance of
                                          the New Notes offered hereby. See
                                          "Use of Proceeds From Sale of Old
                                          Notes."

CERTAIN UNITED STATES FEDERAL
   INCOME TAX CONSIDERATIONS . . . . . .  Holders of Old Notes should review the information set forth under
                                          "Certain United States Federal
                                          Income Tax Considerations" prior to
                                          tendering Old Notes in the Exchange
                                          Offer.

                                 THE NEW NOTES

SECURITIES OFFERED . . . . . . . . . . .  Up to $125,000,000 aggregate principal amount of the Company's
                                          7.375% Senior Notes Due 1999 which
                                          have been registered under the
                                          Securities Act. The New Notes will
                                          be issued and the Old Notes were
                                          issued under an Indenture dated as
                                          of September 15, 1996 (the
                                          "Indenture") between the Company
                                          and First Bank National
                                          Association, as trustee (the
                                          "Trustee"). The New Notes and any
                                          Old Notes which remain outstanding
                                          after consummation of the Exchange
                                          Offer will constitute a single
                                          series of debt securities under the
                                          Indenture and, accordingly, will
                                          vote together as a single class for
                                          purposes of determining whether
                                          holders of the requisite percentage
                                          in outstanding principal amount
                                          thereof have taken certain actions
                                          or exercised certain rights under
                                          the Indenture. See "Description of
                                          the New Notes--General." The terms
                                          of the New Notes are identical in
                                          all material respects to the terms
                                          of the Old Notes, except that (i)
                                          the New Notes have been registered
                                          under the Securities Act and
                                          therefore are not subject to
                                          certain restrictions on transfer
                                          applicable to the Old Notes and
                                          will not be entitled to
                                          registration rights or other rights
                                          under the Registration Rights
                                          Agreement, (ii) the New Notes are
                                          issuable in minimum denominations
                                          of $1,000 compared to minimum
                                          denominations of $250,000 for

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                                      11

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                                          the Old Notes and (iii) the New Notes
                                          will not provide for any increase
                                          in the interest rate thereon. See
                                          "The Exchange Offer--Purpose of the
                                          Exchange Offer," "Description of
                                          the New Notes" and "Description of
                                          the Old Notes."

MATURITY DATE . . . . . . . . . . . . . . September 15, 1999.

INTEREST PAYMENT DATES  . . . . . . . . . March 15 and September 15  of each year, commencing on the first such
                                          date following the original issuance
                                          of the New Notes.

DENOMINATIONS . . . . . . . . . . . . . . The New Notes will be issued in minimum denominations of $1,000
                                          and integral multiples of $1,000
                                          in excess thereof.

REDEMPTION  . . . . . . . . . . . . . . . The New Notes may not be redeemed prior to maturity.

SINKING FUND  . . . . . . . . . . . . . . None.

RANKING . . . . . . . . . . . . . . . . . The New Notes will constitute unsecured unsubordinated
                                          indebtedness of the Company and
                                          will rank PARI PASSU with all other
                                          unsecured and unsubordinated
                                          indebtedness of the Company for
                                          borrowed money. Because the Company
                                          is a holding company, the New Notes
                                          will be effectively subordinated to
                                          all existing and future
                                          indebtedness, trade payables,
                                          guarantees, lease obligations and
                                          letter of credit obligations of the
                                          Company's subsidiaries. See "Risk
                                          Factors--Holding Company Structure;
                                          Effective Subordination."
ABSENCE OF MARKET FOR THE NEW
   NOTES  . . . . . . . . . . . . . . . . The New Notes will be a new issue of securities for which there currently
                                          is no market. Although Bear,
                                          Stearns & Co. Inc., Smith Barney
                                          Inc. and First Chicago Capital
                                          Markets, Inc., the initial
                                          purchasers of the Old Notes (the
                                          "Initial Purchasers"), have
                                          informed the Company that they each
                                          currently intend to make a market
                                          in the New Notes, they are not
                                          obligated to do so, and any such
                                          market making may be discontinued
                                          at any time without notice.
                                          Accordingly, there can be no
                                          assurance as to the development or
                                          liquidity of any market for the New
                                          Notes. The Company currently does
                                          not intend to apply for listing of
                                          the New Notes on any securities
                                          exchange or for quotation through
                                          the National Association of
                                          Securities Dealers Automated
                                          Quotation System.

     FOR FURTHER INFORMATION REGARDING THE NEW NOTES, SEE "DESCRIPTION OF THE NEW NOTES."

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                                      12

                                     RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE DECIDING WHETHER TO ACCEPT THE EXCHANGE OFFER. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS

IMPORTANCE OF FOURTH QUARTER; FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's business is subject to the seasonal variations in demand that the Company believes are generally associated with the direct marketing and retail industries. Historically, the Company has realized a significant portion of its sales and net income during the fourth quarter. Over the past several years, the Company has observed that customers waited until later in the fourth quarter to order merchandise from the Company's catalogs, following a trend which has affected the retail industry as a whole. The Company's annual results could be adversely affected if the Company's sales were to be substantially below seasonal norms during the fourth quarter of any year. In addition to seasonal variations, the Company experiences variances in quarterly results from year to year that result from changes in the timing of its promotions and the types of customers and products promoted and, to some extent, variations in dates of holidays and the timing of quarter ends resulting from a 52/53 week year.

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION

    The Notes are obligations exclusively of the Company. The Company is a holding company substantially all of the consolidated assets of which are held by its subsidiaries. Accordingly, the cash flow of the Company and the consequent ability to service its debt, including the Notes, are dependent upon the earnings of such subsidiaries. Because the Company is a holding company, the Notes will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including the holders of the Notes, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, in which case the claims of the Company would still be effectively subordinate to any security interest in, or mortgages or other liens on, the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by the Company. As of June 28, 1996 the Company's subsidiaries had $1.6 million of outstanding indebtedness. As described above under "Summary--Recent Developments--New Bank Facilities," the Company may borrow up to $200 million under the Amended Revolving Credit Facility and Metris may borrow up to $300 million under the Metris Revolving Credit Facility. All of the available $500 million under these credit facilities is guaranteed by Fingerhut. In addition, as of June 28, 1996, the Company had outstanding $180 million aggregate principal amount of outstanding senior notes ($35 million of which was repaid on August 15, 1996), which notes are also guaranteed by Fingerhut. The Notes are also effectively subordinated to the lease obligations of the Company's subsidiaries, which payments totalled $38.6 million in fiscal year 1995, and other liabilities, including trade payables, the amount of which could be material. The Indenture does not limit the amount of Indebtedness the Company and its subsidiaries may incur. See "Description of the New Notes."

INCREASES IN POSTAL AND PAPER COSTS

    The Company mails its catalogs and ships most of its merchandise through the United States Postal Service. The Company experienced a significant increase in postage costs in fiscal 1995. In addition, the Company experienced price increases in 1995 for paper that is used in the production of its catalogs which further increased the Company's cost of doing business in 1995 and further continued in 1996. Additional increases in postal rates or paper costs may have a material adverse impact on the Company's results of operations to the extent that the Company is unable to offset such increase by raising selling prices or by implementing more efficient mailing, delivery and order fulfillment systems.

FUNDING AND SECURITIZATION CONSIDERATIONS

    The Company depends heavily upon the securitization of its subsidiaries' accounts receivable and credit card loans to fund its operations and to date has been able to complete securitization transactions on terms that it believes are favorable. There can be no assurance, however, that the securitization market will continue to offer attractive funding alternatives. In addition, the Company's ability to securitize the assets of its subsidiaries depends on the continued availability of credit enhancement on acceptable terms and the continued favorable legal, regulatory, accounting and tax environment for securitization transactions. While the Company does not at present foresee any significant problems in any of these areas, any such adverse change could force the Company to rely on other potentially more expensive funding sources. Adverse changes in the performance of the securitized assets of the Company's subsidiaries, including increased delinquencies and losses, could result in a downgrade or withdrawal of the ratings on the outstanding certificates under these securitization transactions or cause early amortization of such certificates. This could jeopardize the ability of the Company's subsidiaries to effect other securitization transactions on acceptable terms, thereby decreasing the Company's liquidity and forcing the Company to rely on other funding sources to the extent available.

CONSUMER SPENDING

    The success of the Company's operations depends upon a number of economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. Adverse changes in these economic conditions may restrict consumer spending. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that have an impact on the level of consumer spending would not have a material adverse impact on the Company.

CREDIT RISKS

    Fingerhut's installment sales practices and Metris' credit card operations are subject to all of the risks associated with unsecured credit transactions, including (1) the risk of increasing delinquencies and credit losses during economic downturns, (2) the risk that an increasing number of customers will default on the payment of their outstanding balances or seek protection under bankruptcy laws, resulting in accounts being charged off as uncollectible, (3) the risk of fraud, and (4) in the case of revolving credit accounts, the risk that increases in discretionary repayment of account balances by customers will result in diminished finance charge or other income. In addition, general economic factors, such as the rate of inflation, unemployment levels and interest rates may affect the Company's target market customers (moderate income consumers) more severely than other market segments. In addition, Metris' credit card portfolio, as of the date hereof, consists of accounts which have been generated in the last 18 months and, as a result, there can be no assurance as to the levels of delinquencies and losses that can be expected over time with respect to such portfolio.

INTEREST RATE RISK

    Fingerhut's closed-end installment contracts are fixed-priced, fixed-term contracts and Metris' credit card accounts generally have finance charges set as a variable rate with a spread above a designated prime rate or other designated index. The Company intends to manage interest rate risk through asset and liability management. Fluctuations in interest rates may adversely affect the cost of funds of Fingerhut and Metris.

REGULATORY MATTERS

    The Company's business is subject to regulation by a variety of state and federal laws and regulations related to advertising, time payment pricing, offering and extending credit, charging and collecting state sales and use taxes and product safety. The Company's practices in certain of these areas are subject to periodic inquiries and proceedings by various regulatory agencies. None of these actions has had a material adverse effect upon the Company. While the Company believes it is in material compliance with all such laws and regulations, if the Company is found not to be in compliance with any such laws and regulations, it could become subject to cease and desist orders, injunctive proceedings, obligations to collect additional sales and use taxes, obligations for prior uncollected sales and use taxes, civil fines and other penalties. The occurrence of any of the foregoing could adversely affect the Company's results of operations and financial condition.

    Fingerhut relies on the Minnesota "time-price" doctrine in establishing and collecting installment payments on products sold in many states. Under this doctrine, the difference between the time price and cash price for the same goods is not treated as interest subject to regulation under laws governing the extension of credit. In other states, Fingerhut is subject to regulations that limit maximum finance charges and require refunding of finance charges to customers under certain circumstances. Certain individuals who have purchased goods from Fingerhut have filed suit challenging the applicability of the time-price doctrine to Fingerhut's business. Any change of law restricting Fingerhut's use of the time-price doctrine or otherwise negatively affecting its credit practices could have an adverse effect on the Company's results of operations and financial condition.

    Metris is subject to numerous Federal and state consumer protection laws that impose requirements related to offering and extending credit. The United States Congress and the states may enact laws and amendments to existing laws to regulate further the credit card industry or to reduce finance charges or other fees or charges applicable to credit card and other consumer revolving loan accounts. Such laws, as well as any new laws or rulings which may be adopted, may adversely affect the ability of Metris to collect on account balances or maintain previous levels of periodic rate finance charges and other fees and charges with respect to the accounts. Any failure by the Company to comply with such legal requirements also could adversely affect its ability to collect the full amount of the account balances. Direct Merchants Bank is also subject to regulation by the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. Such regulations include limitations on the extent to which Direct Merchants Bank can finance or otherwise supply funds to Metris and its affiliates through dividends, loans or otherwise.

    Changes in Federal and state bankruptcy and debtor relief laws could adversely affect the Company if such changes result in, among other things, additional administrative expenses and accounts being written off as uncollectible.

FOREIGN SUPPLIERS

    Fingerhut purchases, directly or indirectly, a significant portion (approximately 36% in fiscal 1995) of its merchandise from foreign suppliers. Although substantially all of the Company's foreign purchases are denominated in U.S. dollars, the Company is subject to the risks of doing business abroad, including increases in import duties, decreases in quotas, adverse fluctuations in currency exchange rates, increased customs regulations and political turmoil. The occurrence of any of the foregoing could adversely affect the Company's earnings.

COMPETITION

    The direct marketing industry includes a wide variety of specialty and general merchandise retailers and is both highly fragmented and highly competitive. The Company's direct-to-the consumer segment sells its products to customers in all states of the United States and competes in the purchase and sale of merchandise with all retailers, including general and specialty catalog marketers, television shopping marketers, retail department stores, discount department stores and variety stores, many of which are national chains. The loss of any significant portion of the Company's market share to other retailers could adversely affect the Company's earnings.

    As a marketer of consumer credit products, Metris faces increasing competition from numerous providers of financial services, many of which have greater resources than Metris. In particular, Metris' credit card business competes with national, regional and local bank card issuers as well as issuers of other general purpose credit cards, such as American Express, Discover Card and Diners Club. Many of these issuers are substantially larger and have more seasoned credit card portfolios than the Company and often compete for customers by offering lower interest rates or fee levels. In general, customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features and customer loyalty is often limited.

CONSEQUENCES OF A FAILURE TO EXCHANGE OLD NOTES

    The Old Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions, including the Company's and the Trustee's right in certain cases to require the delivery of opinions of counsel, certifications and other information prior to any such transfer. Old Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exceptions). The Company currently does not intend to register under the Securities Act any Old Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions, if applicable).

    To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. In addition, although the Old Notes have been designated for trading in the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") market, to the extent that Old Notes are tendered and accepted in connection with the Exchange Offer, any trading market for Old Notes which remain outstanding after the Exchange Offer could be adversely affected.

    The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will constitute a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the New Notes --General."

    The Old Notes provide that, if the Exchange Offer is not consummated by January 24, 1997, the interest rate borne by the Old Notes will increase by 0.50% per annum commencing January 25, 1997, until the Exchange Offer is consummated. See "Description of the Old Notes." Following consummation of the Exchange Offer, the Old Notes will not be entitled to any increase in the interest rate thereon. The New Notes will not be entitled to any such increase in the interest rate thereon.

ABSENCE OF PUBLIC MARKET

    The Old Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for the New Notes. Although the New Notes will generally be permitted to be resold or otherwise transferred by the holders (who are not affiliates of the Company) without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. The Company has been advised by the Initial Purchasers that the Initial Purchasers presently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so and any market-making activity with respect to the New Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or the Old Notes or as to the liquidity of or the trading market for the New Notes or the Old Notes. If an active public market does not develop, the market price and liquidity of the New Notes may be adversely affected.

    If a public trading market develops for the New Notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the New Notes may trade at a discount.

    Notwithstanding the registration of the New Notes in the Exchange
Offer, holders who are "affiliates" (as defined under Rule 405 of the Securities Act) of the Company may publicly offer for sale or resell the New Notes only in compliance with the provisions of Rule 144 under the Securities Act.

    Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

EXCHANGE OFFER PROCEDURES

    Issuance of the New Notes in exchange for Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange.

                        USE OF PROCEEDS FROM SALE OF OLD NOTES

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes in exchange for Old Notes as described in this Prospectus, the Company will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and cancelled. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company.

     The net proceeds to the Company from the sale of the Old Notes was approximately $124 million. The Company has used all of such net proceeds from the issuance of the Old Notes to repay short-term indebtedness under the Amended Revolving Credit Facility which was incurred for general corporate purposes.

                                    CAPITALIZATION

    The following table sets forth the short-term debt and the capitalization of the Company at June 28, 1996, as adjusted to give effect to the sale by the Company of the Old Notes and the repayment of certain short-term debt with the net proceeds therefrom. The issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange offer will have no effect on the capitalization of the Company. See "Use of Proceeds From Sale of Old Notes."

                                                                June 28, 1996
                                                               ----------------
                                                                  Pro Forma
                                                               ----------------
                                                                (in thousands)
Short-term debt:
   Revolving credit facility(1)  . . . . . . . . . . . . . .       $  76,690
   Current portion of long-term debt(2)  . . . . . . . . . .       $  35,099
                                                                   ---------
      Total short-term debt  . . . . . . . . . . . . . . . .       $ 111,789
                                                                   ---------
                                                                   ---------

Long-term debt, less current maturities:
   Senior notes  . . . . . . . . . . . . . . . . . . . . . .       $ 145,000
   7.375% Senior Notes Due 1999  . . . . . . . . . . . . . .         125,000
   Other . . . . . . . . . . . . . . . . . . . . . . . . . .           1,511
                                                                   ---------
      Total long-term debt . . . . . . . . . . . . . . . . .       $ 271,511

Shareholders' equity:
   Common Stock - $.01 per share:
     authorized 100,000,000 shares, issued and
     outstanding 46,209,461 shares . . . . . . . . . . . . .       $     462
   Additional paid-in capital  . . . . . . . . . . . . . . .         263,808
   Unearned compensation . . . . . . . . . . . . . . . . . .          (2,894)
   Earnings reinvested . . . . . . . . . . . . . . . . . . .         282,472
                                                                   ---------
      Total stockholders' equity . . . . . . . . . . . . . .       $ 543,848
                                                                   ---------
   Total capitalization. . . . . . . . . . . . . . . . . . .       $ 815,359
                                                                   ---------
                                                                   ---------

-------------

   (1) On September 16, 1996 the Company amended the revolving credit facility and entered into the Amended Revolving Credit Facility. See "Recent Developments--New Bank Facilities."

   (2) The Company repaid $35 million of such debt on August 15, 1996.

                SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following sets forth certain selected consolidated financial data, which should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1995 and the quarterly report on form 10-Q for the quarter ended June
28, 1996 incorporated by reference herein. The selected consolidated Statement of Earnings and Statement of Position financial data set forth below for each of the years in the five-year period ended December 29, 1995 and as of the end of each such year has been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated Statement of Earnings and Statement of Position financial data as of December 29, 1995 and December 30, 1994 and for each of the years in the three-year period ended December 29, 1995 and the report thereon, is incorporated by reference herein. The selected consolidated Statement of Earnings and Statement of Position financial data as of and for the six months ended June 28, 1996 and June 30, 1995 is derived from the Company's unaudited consolidated financial statements, which in the opinion of management include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of the financial position and results of operations. The results for the six months ended June 28, 1996 are not necessarily indicative of the results to be achieved for the full fiscal year.


                                        Six Months Ended                                 Fiscal Year Ended
                                    -------------------------   ------------------------------------------------------------------
                                     June 28,       June 30,     Dec. 29,     Dec. 30,       Dec. 31,      Dec. 25,      Dec. 27,
                                       1996          1995          1995         1994          1993(c)        1992          1991
                                    -----------    ----------   ----------   -----------   ------------   ----------    ----------
STATEMENT OF EARNINGS DATA:                                (in  thousands except ratios and share data)
REVENUES:
 Net sales . . . . . . . . . . . . . $  703,226    $  773,813   $1,826,339    $1,718,647    $1,634,009    $1,470,628    $1,314,636
 Finance income and
   other revenues  . . . . . . . . .    154,596       106,459      283,617       215,738       173,899       135,486       113,792
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------

                                        857,822       880,272    2,109,956     1,934,385     1,807,908     1,606,114     1,428,428
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------

COSTS AND EXPENSES:
 Product cost. . . . . . . . . . . .    359,832       384,006      892,736       854,461       821,357       711,764       621,531
 Administrative and
   selling expenses  . . . . . . . .    334,714       327,476      755,891       701,582       619,009       558,416       497,770
 Provision for uncollectible
   accounts  . . . . . . . . . . . .    117,607       103,173      276,688       229,396       194,494       186,372       179,085
 Discount on sale of
   accounts receivable . . . . . . .     30,936        34,687       82,392        53,736        26,713        22,325        24,460
 Interest expense, net . . . . . . .     14,585        12,385       25,943        24,284        34,456        33,307        24,184
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------
 Total costs and
   expenses  . . . . . . . . . . . .    857,674       861,727    2,033,650     1,863,459     1,696,029     1,512,184     1,347,030
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------
 Earnings before income
   taxes (b) . . . . . . . . . . . .        148        18,545       76,306        70,926       111,879        93,930        81,398
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------
 Provision for income
   taxes . . . . . . . . . . . . . .         54         6,567       25,448        25,001        36,551        32,124        27,840
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------
Net earnings(b). . . . . . . . . . . $       94    $   11,978   $   50,858    $   45,925    $   75,328    $   61,806    $   53,558
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------
                                     ----------    ----------   ----------    ----------    ----------    ----------    ----------
Earnings per share(a)(b) . . . . . . $      .00    $      .25   $     1.05    $      .91    $     1.50    $     1.19    $     1.07
Dividends  . . . . . . . . . . . . . $      .08    $      .08   $      .16    $      .16    $      .16    $      .16    $      .16

Weighted average
  shares . . . . . . . . . . . . . . 48,703,782    48,321,429   48,478,971    50,270,419    50,101,739    51,937,936    49,960,546

STATEMENT OF POSITION DATA:
 Total assets  . . . . . . . . . . . $1,198,173    $1,108,350   $1,281,077    $1,097,933    $  988,302    $  925,649    $  801,999
 Total current liabilities . . . . . $  477,873    $  322,110   $  556,163    $  323,628    $  249,268    $  269,113    $  292,875
 Total long-term debt  . . . . . . . $  146,511    $  246,460   $  146,564    $  246,516    $  246,852    $  247,190    $  119,164
 Stockholders' equity  . . . . . . . $  543,848    $  510,556   $  547,490    $  500,950    $  472,389    $  399,591    $  384,149

OTHER DATA:
 Ratio of earnings to fixed
   charges(d)  . . . . . . . . . . .         (e)         1.89         2.75          2.82          3.34          3.06          3.40

------------
(a) Based on a weighted average of 48,478,971; 50,270,419; 50,101,739;
    51,937,936 and 49,960,546 shares of common stock and common stock equivalents for the fiscal years ended December 29, 1995; December 30, 1994; December 31, 1993; December 25, 1992 and December 27, 1991,
    respectively.
(b) 1994 earnings before income taxes include a $29.9 million charge ($19.4 million after tax) relating to unusual items. 1995 earnings before income taxes include an $8.0 million adjustment ($5.3 million after tax) to these unusual items.
(c) In 1993, the Company sold certain assets of COMB Corporation and FDC, Inc., a subsidiary of Figi's Inc.
(d) For the purposes of such computation (i) earnings consist of earnings from continuing operations before income taxes, plus fixed charges adjusted to exclude capitalized interest, plus a proportional share of income or loss before income taxes of 50 percent owned companies, less equity in undistributed earnings of companies owned less than 50 percent; and (ii) fixed charges consist of interest, including amounts capitalized, amortization of debt discount, premium and expense and a portion of rental expense deemed representative of the interest factor.
(e) For the six months ended June 28, 1996, earnings were insufficient to cover fixed charges by $1.4 million.

                                  BUSINESS

    The Company is a direct-to-the-consumer marketing company that sells a broad range of products and services directly to consumers via catalogs, telemarketing, television and other media. The Company had 1995 revenues of $2.110 billion. The Company conducts its direct-to-the-consumer marketing business through three principal subsidiaries, Fingerhut, Figi's and Infochoice. Fingerhut has been in the direct mail marketing business for over 45 years and sells general merchandise using catalogs and other direct marketing solicitations. Fingerhut's merchandise includes a broad mix of quality brand name and private label products, many of which are specially manufactured or packaged to appeal to its customers. Fingerhut offers extended payment terms on all purchases under fixed term, fixed payment installment contracts and makes substantially all of its sales on credit utilizing its own closed-end credit. Fingerhut has used its extensive database, credit programs and proprietary database segmentation software to establish a dominant position in this market, with a large base of loyal, repeat customers.

    The Company conducts its financial services business through Metris, an information-based direct marketer of consumer credit products, extended service plans, and fee-based products and services to moderate income consumers (with annual household incomes of $15,000 to $35,000). Metris' consumer credit products currently are unsecured and secured credit cards, including the Fingerhut co-branded MasterCard-Registered Trademark- and the Direct Merchants Bank MasterCard. Metris' customers and prospects include both Fingerhut's existing customers and individuals who are not Fingerhut customers but for whom credit bureau information is available. Metris also provides extended service plans on certain categories of products sold by Fingerhut that extend service coverage beyond the manufacturer's warranty. See "Summary--Recent Developments--Metris Initial Public Offering."

DIRECT-TO-THE-CONSUMER MARKETING BUSINESS SEGMENT

    The Company's direct-to-the-consumer marketing business segment is conducted through Fingerhut, Figi's and Infochoice.

                           FINGERHUT CORPORATION

    INTRODUCTION

    Fingerhut, one of the largest catalog marketers in the United States, sells general merchandise to moderate income consumers. It is the only large general merchandise retailer in the United States that serves this market exclusively through catalog direct marketing. The median age of Fingerhut's customers is slightly lower than the national average and young families are a significant portion of its customer base.

    MARKETING

    Marketing activities are divided into three primary programs: new customer acquisition, a transitional program and existing customer programs. During 1995, Fingerhut mailed approximately 591 million catalogs and other promotions to existing and prospective customers.

    NEW CUSTOMER ACQUISITION PROGRAMS: Fingerhut's new customer acquisition program is designed to identify and attract new customers on a cost-effective basis. The primary sources of new customers are rented lists, advertisements in magazines and newspapers, catalog requests and other direct marketing solicitations. Fingerhut mails catalogs and other multi-product offerings to prospective customers and adds such customers to its database as responses are received. These programs are intended to identify and target new customers who will become long-term Fingerhut customers. New customers typically account for approximately 20% of Fingerhut's net sales.

    Fingerhut's determinations as to which prospective customers to solicit, which products to offer and which media to use are based upon the projected long-term profitability and internal rates of return of the program. Maintaining acceptable financial rates of return on new customers depends on balancing the cost of acquisition of new customers with their long-term profitability to Fingerhut. To determine whether the cost to obtain new customers is acceptable, Fingerhut maintains a system that monitors profitability by source of new customers, by type of product and by type of promotional media. Fingerhut also continuously tests various media, products, offerings and incentives and analyzes the results in order to maximize the effectiveness of its customer acquisition efforts.

    TRANSITIONAL PROGRAMS: After first-time buyers commence payments on their initial purchases, they are placed into a transitional program. The amount of time a first-time buyer remains in a transitional program and the number and type of products he or she is offered depends on the buyer's purchasing and payment practices. A customer is placed on Fingerhut's promotable customer list after demonstrating his or her creditworthiness.

    EXISTING CUSTOMER PROGRAMS: Fingerhut reaches its existing customers through extensive promotional mailing efforts, primarily catalogs, and through telemarketing. In 1995, Fingerhut mailed 155 different catalogs and other promotions to its established customers. These mailings included general merchandise catalogs, specialty catalogs, small and large multi-product mailers and single product promotions.

    Management believes that the key factors in optimizing the profitability of its existing customer list are developing long-term repeat buyers and balancing customer response with appropriate credit losses and customer return rates for each segment of its customer list. Fingerhut promotes customer satisfaction and loyalty by extending credit; by using a number of marketing devices, including targeted promotions, deferred payments, 30-day free home trials, a customer satisfaction policy, free gifts, merchandise giveaways, and personalized mailings; and by offering attractive brand name and private label merchandise.

    DATABASE

    Fingerhut is a leader in the development and use of information-based marketing concepts in the direct mail industry, using computer technology, proprietary software and a proprietary database containing information on more than 30 million individuals, including approximately 10 million customers who have made a purchase from Fingerhut within the past 24 months. This database contains names, addresses, behavioral characteristics, general demographic information and other information provided by the customer. Fingerhut has entered into an exclusive seven year license with Metris allowing Metris to use the information in the Fingerhut database for marketing financial service products. See "--Financial Services Business Segment" below.

    CREDIT MANAGEMENT

    Fingerhut generally does not require its customers to provide traditional credit information in order to approve purchases on credit. Instead of using traditional credit applications, Fingerhut has developed sophisticated and automated proprietary techniques for evaluating the creditworthiness of new and existing customers and for selecting those customers who will receive various categories of mailings. Management believes that Fingerhut's more than 45 years of experience in the mail order business, its database containing purchase and payment histories of more than 30 million people and its significant investment in computer technology and proprietary analytical models give Fingerhut a unique ability to analyze the creditworthiness of customers in its market. The goal of the analysis is not to achieve the lowest possible credit losses but to balance credit losses and return rates with customer response, thereby optimizing profitability. Consequently, Fingerhut's planned credit losses typically are higher than other direct mail and retail companies.

    Once a customer places an order, Fingerhut employs proprietary techniques designed to identify customers whose orders can be automatically shipped, customers from whom additional information, including credit applications, must be obtained and reviewed and customers to whom credit is declined. After purchases are shipped, customer payments are continuously monitored to identify credit problems as early as possible. Fingerhut has a flexible policy of working with certain delinquent customers, including adjusting their payment schedules, which Fingerhut believes reduces default rates and maintains customer loyalty.

    Substantially all of Fingerhut's sales are made utilizing its own closed-end credit program, which uses fixed term, fixed payment installment plans. Monthly payments are made by customers and processed by Fingerhut through the use of coupons contained in payment books delivered with each order shipment. Payment terms to existing customers generally range from 4 to 36 monthly payments. In addition, a majority of sales are to customers who receive a deferred payment option, which extends the due date of the first payment by approximately four to five months. Many customers pay their accounts in full before the end of the scheduled payment term.

    MERCHANDISING

    Fingerhut offers a broad mix of brand name and private label consumer products, including electronics, housewares, home textiles, apparel, furniture, home accessories, jewelry, sporting goods and toys, tools, automotive, lawn and garden, and financial service products. In 1995, Fingerhut offered approximately 16,000 different products. Fingerhut's gross retail sales mix by product category for 1995 is shown in the following table:

                                                               PERCENT OF
                                                          GROSS RETAIL SALES
                                                          ------------------

         Electronics . . . . . . . . . . . . . . . . . .           21%
         Home Textiles . . . . . . . . . . . . . . . . .           18%
         Housewares  . . . . . . . . . . . . . . . . . .           17%
         Furniture/Home Accessories  . . . . . . . . . .           10%
         Leisure . . . . . . . . . . . . . . . . . . . .            9%
         Apparel . . . . . . . . . . . . . . . . . . . .            8%
         Jewelry . . . . . . . . . . . . . . . . . . . .            8%
         Tools/Automotive/Lawn & Garden  . . . . . . . .            6%
         Financial Service Products and Other  . . . . .            3%
                                                                  ---
                                                                  100%
                                                                  ---
                                                                  ---

    Fingerhut selects merchandise to be offered to its customers by evaluating historical product and category demand and analyzing emerging merchandise trends in conjunction with proprietary marketing information. Fingerhut is constantly developing unique brand name and private label product groupings, such as coordinated kitchen ensembles, coordinated bed and bath ensembles and tool sets, targeted to appeal to its customers and to add value and/or style to its merchandise.

    Fingerhut's general merchandise catalogs feature a wide array of products; they are updated and published throughout the year, including a 496-page holiday big book. Specialty catalogs mailed to targeted portions of Fingerhut's customer list permit Fingerhut to expand the product selection and intensify the growth opportunities for certain product categories. These specialty catalogs include outdoor living, jewelry, electronics, domestics/housewares, gifts, juvenile, seniors, home fitness, home improvement and Spanish-language catalogs.

    COSTS OF MAILING

    In 1995, the Company spent an aggregate of $296 million on postage (including the cost of parcel shipments that were passed on to customers) of which 48% was attributable to the mailing of promotional materials, 44% was attributable to parcel shipments and 8% was attributable to various correspondence with customers. As is customary in the direct mail industry, the Company passes on the cost of parcel shipments directly to the customer as part of the shipping and handling charge. The costs of mailing promotional material and certain other correspondence (including postage) are not directly passed on to customers, but are considered in the Company's overall product pricing and mailing strategies.

    The Company substantially reduces mailing costs by effectively using discounts offered by the United States Postal Service from the basic postal rates. For example, Fingerhut sorts mailings by zip code to the carrier route level and also prints the "zip plus four" bar-code to obtain optimum postal discounts, resulting in savings not always available to smaller direct mail companies. In January 1995, the United States Postal Service increased its first class, third class and fourth class postage rates. In addition, the cost of paper increased. To reduce the effect of the postal and paper increases, Fingerhut took steps to reduce its operating expenses and intends to continue to improve the efficiency of its mailings by reviewing mailing depth criteria and catalog size.

                                  FIGI'S INC.

    Figi's is a mail order retailer of specialty food gifts (such as quality cheeses, smoked meats, candies and baked goods) and other gifts headquartered in Marshfield, Wisconsin. The Company acquired Figi's in 1981. Figi's is one of the largest direct mail food gifts marketers in the United States, with 1995 net sales of approximately $83 million.

    New customers are acquired from sources similar to those used by Fingerhut, although Figi's customers include both moderate income consumers attracted by Figi's in-house credit terms and more affluent customers who use credit cards. Sales using Figi's interest-free, three payment credit terms constituted approximately 83% of its net sales in 1995.

    Figi's offerings are made predominantly in catalogs mailed prior to holidays and other gift-giving occasions such as Christmas, Easter, Valentine's Day and Mother's Day. Figi's business is highly seasonal, with approximately 81% of its net sales in the fourth quarter. Like Fingerhut, Figi's seeks to develop repeat business from customers by offering a "satisfaction assured" policy.

                             INFOCHOICE USA, INC.

    Infochoice markets specially selected products primarily through 30-minute direct response television advertisements commonly known as "infomercials." These advertisements provide entertaining and informative product demonstrations and often feature a well known entertainer or other recognized individual. Infochoice's advertisements are distributed through cable networks and broadcast television stations. During 1995, these products included the Body by Jake-Registered Trademark- Ab and Back Plus-TM- and the Bissell-Registered Trademark- Plus-TM- vacuum. Infochoice's gross retail sales mix by product category in 1995 was: 89% fitness/leisure and 11% housewares.

FINANCIAL SERVICES BUSINESS SEGMENT

    The Company's financial services business segment is conducted through Metris, an information-based direct marketer of consumer credit products, extended service plans, and fee-based products and services to moderate income consumers. Metris provides credit to this market by utilizing a risk-based pricing strategy based on proprietary databases and credit scoring systems. The Company has entered into agreements with Metris to provide for the exclusive use of Fingerhut's proprietary database to market Metris' products and services.

    Metris' consumer credit products currently are unsecured and secured credit cards, including the Fingerhut co-branded MasterCard and the Direct Merchants Bank MasterCard. Metris' customers and prospects include both Fingerhut's existing customers and individuals who are not Fingerhut customers but for whom credit bureau information is available. Once a prospective customer is targeted, Metris utilizes its proprietary credit scoring models and a risk-based pricing strategy to assign the annual percentage rate, annual fee and credit line based upon the expected risk of the individual prospect. As a result of the risk profile that is typical of Metris' customers, approximately 82% of the existing credit card accounts carry an annual fee, annual percentage rates range from prime plus 6.45% to prime plus 14.20%, and the average initial credit line is approximately $1,700.

    Metris also provides extended service plans on certain categories of products sold by Fingerhut that extend service coverage beyond the manufacturer's warranty. Although these plans historically have been available only on consumer electronics, Metris has recently begun to offer these plans for jewelry and furniture, and may offer plans on additional types of products in the future.

    Metris markets its fee-based products and services, including third party insurance, membership clubs, card registration and debt waiver programs, to its credit card customers and to Fingerhut's customers. As a result of Metris' direct marketing and cross-selling efforts, approximately 53% of Metris' credit card customers have purchased one or more fee-based products. As an additional service, Metris develops highly tailored marketing lists, derived from its proprietary database, for third parties.

    At year-end 1995, Metris was the 23rd largest MasterCard issuer based on number of cards issued, with over 700,000 total credit card accounts and $543.6 million total managed loans outstanding. At March 31, 1996, Metris was the 52nd largest credit card issuer in the United States, based on managed credit card loan balances. As of June 30, 1996 Metris had approximately 1.1 million total credit card accounts and $1.068 billion in total managed loans outstanding. For the first six months of 1996, Metris had total revenues of approximately $65.9 million and net income of approximately $8.9 million.

    Metris has entered into a number of intercompany agreements with the Company and/or Fingerhut. In addition to providing Metris exclusive use of the Fingerhut database for the marketing of financial service products, the agreements provide for continued access to information about Fingerhut customers, for marketing of extended service plans and for a variety of administrative and other services during the term (generally seven years) of these agreements.

                                  THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    In connection with the sale of the Old Notes, the Company entered into the Registration Rights Agreement with the Initial Purchasers, pursuant to which the Company agreed to file and to use its best efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Old Notes for debt securities with terms identical in all material respects to the terms of the Old Notes. A copy of the Registration Rights Agreement has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part.

    The Exchange Offer is being made to satisfy the contractual obligations of the Company under the Registration Rights Agreement. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that: (i) the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration and other rights under the Registration Rights Agreement, (ii) the New Notes are issuable in minimum denominations of $1,000 compared to minimum denominations of $250,000 for the Old Notes, and (iii) the New Notes will not provide for any increase in the interest rate thereon. In that regard, the Old Notes provide, among other things, that, if the Exchange Offer is not consummated by January 24, 1997, the interest rate borne by the Old Notes commencing on January 25, 1997, will increase by 0.50% per annum until the Exchange Offer is consummated. Upon consummation of the Exchange Offer, holders of Old Notes will not be entitled to any increase in the rate of interest thereon or any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Risk Factors--Consequences of a Failure to Exchange Old Notes" and "Description of the Old Notes."

    The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

    Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means any person in whose name the Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by The Depository Trust Company who desires to deliver such Old Notes by book-entry transfer at The Depository Trust Company.

TERMS OF THE EXCHANGE

    The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $125,000,000 aggregate principal amount of New Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with the procedures described below. The Company will issue, promptly after the Expiration Date, an aggregate principal amount of up to $125,000,000 of New Notes in exchange for a like principal amount of outstanding Old Notes tendered and accepted in connection with the Exchange Offer. Holders may tender their Old Notes in whole or in part in a principal amount of $1,000 and integral multiples thereof, provided that if any Old
Note is tendered for exchange in part, the untendered principal amount thereof must be $250,000 or any integral multiple of $1,000 in excess thereof.

    The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered. As of the date of this Prospectus $125,000,000 aggregate principal amount of the Old Notes is outstanding.

    Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Old Notes which are not tendered for or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Risk Factors--Consequences of a Failure to Exchange Old Notes" and "Description of Old Notes."

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

    Holders who tender Old Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

    NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" means 5:00 p.m., New York City time, on
         , 199_ unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

    The Company expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Old Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) if the Company determines, in its sole and absolute discretion, that any of the events or conditions referred to under "--Conditions to the Exchange Offer" have occurred or exist or have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes as described under "--Withdrawal Rights," and (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

    Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF NEW NOTES

    Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "--Withdrawal Rights") promptly after the Expiration Date.

    In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at The Depositary Trust Company ("DTC"), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

    The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC.

    Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent of the Company's acceptance of such Old Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Old Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, Letters of Transmittal and related documents and transmitting New Notes to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever, acceptance for exchange or the exchange of any Old Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of Old Notes) or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Old Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and such Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "--Withdrawal Rights."

    Pursuant to the Letter of Transmittal, a holder of Old Notes will warrant and agree in the Letter of Transmittal that it has full power and authority to tender, exchange, sell, assign and transfer Old Notes, that the Company will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and the Old Notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Old Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING OLD NOTES

    VALID TENDER. Except as set forth below, in order for Old Notes to be validly tendered pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the Exchange Agent at one of its addresses set forth under "--Exchange Agent," and either (i) tendered Old Notes must be received by the Exchange Agent, or (ii) such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the Exchange Agent, in each case on or prior to the Expiration Date, or (iii) the guaranteed delivery procedures set forth below must be complied with.

    If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Old Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

    THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK ENTRY TRANSFER. The Exchange Agent will establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the Exchange Agent at its address set forth under "--Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

    DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT

    SIGNATURE GUARANTEES. Certificates for the Old Notes need not be endorsed and signature guarantees on the Letter of Transmittal are unnecessary unless
(a) a certificate for the Old Notes is registered in a name other than that of the person surrendering the certificate or (b) such registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or
(b) above, such certificates for Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 1 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a holder desires to tender Old Notes pursuant to the Exchange Offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

         (i)  such tenders are made by or through an Eligible Institution;

         (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent, as provided below, on or prior to Expiration Date; and

         (iii) the certificates (or a book-entry confirmation) representing all tendered Old Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within five New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice.

    Notwithstanding any other provision hereof, the delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of Old Notes, or of a book-entry confirmation with respect to such Old Notes, and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes, book-entry confirmations with respect to Old Notes and other required documents are received by the Exchange Agent.

    The Company's acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer.

    DETERMINATION OF VALIDITY. All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the view of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "--Conditions to the Exchange Offer" or any condition or irregularity in any tender of Old Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

    The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Old Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

    If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

    A beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

RESALES OF NEW NOTES

    The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

    Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days after the Expiration Date (subject to extension under certain limited circumstances described below) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

    In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the New Notes or to and including the date on which the Company has given notice that the sale of New Notes may be resumed, as the case may be.

WITHDRAWAL RIGHTS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date.

    In order for a withdrawal to be effective a written, telegraphic, telex or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth under "--Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, the aggregate principal amount of Old Notes to be withdrawn, and (if certificates for such Old Notes have been tendered) the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If Old Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the physical release of such Old Notes, the tendering holder must submit the serial numbers shown on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Old Notes tendered for the account of an Eligible Institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "--Procedures for Tendering Old Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described above under "--Procedures for Tendering Old Notes."

    All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST ON THE NEW NOTES

    Each New Note will bear interest at the rate of 7.375% per annum from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note or, if no interest has been paid or duly provided for on such Old Note, from September 27, 1996 (the date of original issuance of such Old Notes). Interest on the New Notes will be payable semiannually on March 15 and September 15 of each year, commencing on the first such date following the original issuance date of the New Notes.

    Holders of Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Old Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Old Notes, and will be deemed to have waived the right to receive any interest on such Old Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after September 27, 1996.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Old Notes for any New Notes, and, as described below, may terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the following conditions have occurred or exists or have not been satisfied:

         (a) there shall occur a change in the current interpretation by the staff of the Commission which permits the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes; or

         (b) any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

         (c) any law, statute, rule or regulation shall have been adopted or enacted which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

         (d) a banking moratorium shall have been declared by United States federal or Minnesota or New York state authorities which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

         (e) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the Commission or any other governmental authority which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer; or

         (f) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the Registration Statement or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

         (g) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer.

    If the Company determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, the Company may, subject to applicable law, terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

EXCHANGE AGENT

    First Bank National Association, has been appointed as Exchange Agent for the Exchange Offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

                   First Bank National Association
                   180 East Fifth Street
                   St. Paul, Minnesota 55108
                   Attention:  Corporate Trust
                   Telephone: (612) 244-0733
                   Facsimile:  (612) 244-0712

    Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

    The Company has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers.

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

    The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

                             DESCRIPTION OF THE NEW NOTES

GENERAL

    The Old Notes were issued and the New Notes are to be issued under the Indenture dated as of September 15, 1996 (the "Indenture") between the Company and First Bank National Association, as Trustee (the "Trustee"). The summaries of certain provisions of the Indenture, the Old Notes and the New Notes set forth below and under "Description of the Old Notes" do not purport to be complete and are subject to and are qualified in their entirety by reference to all of the provisions of the Indenture and the forms of the certificates evidencing the Old Notes and the New Notes, which documents have been filed or incorporated by reference as exhibits to the Registration Statement and are incorporated herein by reference. See "Available Information." Certain capitalized terms used herein are defined in the Indenture. As used in this "Description of the New Notes," all references to the "Company" shall mean Fingerhut Companies, Inc., excluding, unless the context shall otherwise require, its subsidiaries.

    The Indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more series.

     The Old Notes and the New Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, holders of the Old Notes who do not exchange their Old Notes for New Notes will vote together with the holders of New Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding debt securities of the relevant series. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes which remain outstanding after the Exchange Offer will be aggregated with the New Notes and the holders of such Old Notes and New Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and New Notes then outstanding.

    The New Notes and the Old Notes are sometimes referred to as, collectively, the "Notes" and, individually, a "Note."

    The New Notes will be unsecured and unsubordinated obligations of the Company and will be limited to an aggregate principal amount of $125,000,000. Each New Note will bear interest at the rate of 7.375% per annum from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note or, if no interest has been paid or duly provided for on such Old Note, from March 15, 1997, payable semiannually on March 15 and September 15 of each year (each, an "Interest Payment Date"), commencing with the first Interest Payment Date occurring after the date of original issuance of such New Note, to the person in whose name such New Note is registered at the close of business on the March 1 or September 1 next preceding such Interest Payment Date. Interest on the New Notes will be computed on the basis of a 360-day year of twelve 30-day months. The New Notes will mature on September 15, 1999. The New Notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

    The New Notes will not provide for any increase in the interest rate thereon. For a discussion of the circumstances in which the interest rate on the Old Notes may be temporarily increased, see "Description of the Old Notes."

FORM, DENOMINATION AND REGISTRATION

    The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000 in excess thereof.

    Principal and interest on the New Notes will be payable, and New Notes may be registered for transfer or exchange, at an office or agency maintained by the Company in New York City, except that, at the option of the Company, interest may be paid by check mailed to the persons entitled thereto. No service charge may be made to a holder for any registration of transfer or exchange of the New Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    In case any New Note shall become mutilated, defaced, destroyed, lost or stolen, the Company will execute and, upon the Company's request, the Trustee will authenticate and deliver a New Note, of like tenor and equal principal amount in exchange and substitution for such New Note (upon surrender and cancellation thereof) or in lieu of and substitution for such New Note. In case such New Note is destroyed, lost or stolen, the applicant for a substituted New Note shall furnish to the Company and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such New Note, the applicant shall also furnish to the Company or the Trustee satisfactory evidence of the destruction, loss or theft of such New Note and of the ownership thereof. Upon the issuance of any substituted New Note, the Company may require the payment by the registered holder thereof of a sum sufficient to cover fees and expenses connected therewith.

RANKING; HOLDING COMPANY STRUCTURE

    The Old Notes are and the New Notes will be unsecured unsubordinated obligations of the Company and rank and will rank on a parity in right of payment with all other unsecured and unsubordinated indebtedness of the Company for borrowed money.

    The Old Notes are and the New Notes will be obligations exclusively of the Company. The Company is a holding company substantially all of whose consolidated assets are held by its subsidiaries. Accordingly, the cash flow of the Company and the consequent ability to service its debt, including the Notes, are largely dependent upon the earnings of such subsidiaries. Because the Company is a holding company, the Old Notes are and the New Notes will be effectively subordinated to all existing and future indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations of the Company's subsidiaries. See "Risk Factors--Holding Company Structure; Effective Subordination."

RESTRICTIVE COVENANTS

    LIMITATIONS ON SECURED DEBT. The Indenture provides that the Company will not itself, and will not permit any Restricted Subsidiary (defined below) to, incur, issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (herein called "debt"), secured by pledge of, or mortgage or other lien on, any Principal Property (defined below), now owned or hereafter owned by the Company or any Restricted Subsidiary, or any shares of stock or debt of any Restricted Subsidiary (herein called "liens"), without effectively providing that the Debt Securities of each series then Outstanding (together with, if the Company shall so determine, any other debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Debt Securities of each series then Outstanding) shall be secured equally and ratably with such secured debt. The foregoing restrictions do not apply, however, to (a) liens on any Principal Property acquired, constructed or improved by the Company or any Restricted Subsidiary after the date of the applicable Indenture which are created or assumed contemporaneously with, or within 120 days of, such acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement; (b) liens on property, shares of capital stock or debt existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including liens on property, shares of capital stock or debt of a corporation existing at the time such corporation becomes a Restricted Subsidiary); (c) liens in favor of the Company or any Restricted Subsidiary; (d) liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, or political entity affiliated therewith, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments;
(e) certain liens imposed by law, such as mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other similar liens arising in the ordinary course of business; (f) certain pledges or deposits under workmen's compensation or similar legislation or in certain other circumstances; (g) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards; (h) liens for certain taxes or assessments; (i) certain liens consisting of restrictions on the use of real property which do not interfere materially with the property's use; (j) liens existing on the first date on which the Debt Securities are authenticated; or (k) any extension, renewal or replacement, as a whole or in part, of any lien referred to in the foregoing clauses (a) to (j), inclusive. (Section 1007)

    Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may incur, issue, assume or guarantee debt secured by liens without equally and ratably securing the Debt Securities of each series then Outstanding, provided, that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any debt which is concurrently being retired, the aggregate amount of all outstanding debt secured by liens so incurred (other than liens permitted as described in clauses (a) through (k) above), together with the aggregate amount of Attributable Debt incurred pursuant to the second paragraph under the caption "--Limitations on Sale and Leaseback Transactions" below, does not at such time exceed 25% of Consolidated Net Tangible Assets (defined below) of the Company. (Section 1007)

    LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS. Sale and leaseback transactions by the Company or any Restricted Subsidiary involving a Principal Property are prohibited unless either (a) the Company or such Restricted Subsidiary would be entitled, without equally and ratably securing the Debt Securities of each series then Outstanding, to incur debt secured by a lien on such property, pursuant to the provisions described in clauses (a) through (k) above under "Limitations on Secured Debt,"; or (b) the Company, within 120 days, applies to the retirement of its Funded Debt (defined below) (subject to credits for certain voluntary retirements of Funded Debt) an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased. This restriction will not apply to a sale and leaseback transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of less than three years.

    Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction, provided, that at the time of such transaction, after giving effect thereto, the aggregate amount of all Attributable Debt (defined below) in respect of sale and leaseback transactions existing at such time (other than sale and leaseback transactions permitted as described above), together with the aggregate amount of all outstanding debt incurred pursuant to the second paragraph under the caption "--Limitations on Secured Debt" above, does not at such time exceed 25% of Consolidated Net Tangible Assets of the Company. (Section 1008)

    CERTAIN DEFINITIONS. The term "Attributable Debt" means the total net amount of rent (discounted at the rate of interest implicit in the terms of the lease) required to be paid during the remaining term of any lease. (Section 101)

    The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles. Notwithstanding the foregoing, the term "Consolidated Net Tangible Assets" shall not include any assets nor shall it deduct any liabilities of Metris and its subsidiaries. (Section 101)

    The term "Funded Debt" means debt which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt. (Section 101)

    The term "Principal Property" means any plant, office facility, warehouse, distribution center or equipment located within the United States of America (other than its territories or possessions) and owned by the Company or any Subsidiary, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, except any such property which is not of material importance to the business conducted by the Company and its subsidiaries, taken as a whole. (Section 101)

    The term "Restricted Subsidiary" means any subsidiary of the Company, other than Metris or any subsidiary of Metris, which owns or leases a Principal Property. (Section 101)

EVENTS OF DEFAULT

    The following events are defined in the Indenture as "Events of Default" with respect to the Debt Securities of any series issued pursuant to such Indenture, unless otherwise provided with respect to such series: (1) failure to pay any interest on any Debt Security of that series when due and payable, continued for 30 days; (2) failure to pay principal of or any premium on any Debt Security of that series at its maturity; (3) failure to deposit any sinking fund payment, when and as due, in respect of any Debt Security of that series; (4) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (5) default under any indenture or instrument (other than the Indenture or any Debt Security) under which the Company or any Restricted Subsidiary shall have outstanding or shall have guaranteed the payment of at least $10,000,000 aggregate principal amount of indebtedness for money borrowed which default (a) is caused by failure to pay the principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default or (b) results in acceleration of such indebtedness prior to its express maturity and such acceleration has not been annulled within 10 days after written notice as provided in the Indenture; (6) certain events in bankruptcy, insolvency or reorganization involving the Company; and (7) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

    If an Event of Default with respect to any series of Debt Securities Outstanding under the Indenture occurs and is continuing, then either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of all of the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

    The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

    The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 704)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, reduce the principal amount of, or premium or interest on, any Debt Security, reduce the amount of principal of an Original Issue Discount Debt Security due and payable upon acceleration of the Maturity thereof, change the place of payment where or coin or currency in which the principal of, or any premium or interest on, any Debt Security is payable, impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or modify any of the above provisions. (Section 902)

    The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the holders of all Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (1) in the payment of principal of, or any premium or interest on, any Debt Security of such series, or (2) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected. (Section 513)

    The Indenture provides that, in determining whether the holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (1) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof to such date, and (2) the principal amount of a Debt Security denominated in a foreign currency or currency unit that will be deemed to be Outstanding will be the United States dollar equivalent, determined as of the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Debt Security, the United States dollar equivalent, determined as of the date of original issuance of such Debt Security, of the amount determined as provided in (1) above). (Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that (1) any successor Person assumes by supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, (2) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing under the Indenture, (3) as a result of such transaction the properties or assets of the Company would not become subject to any encumbrance which would not be permitted under the Indenture, and (4) the Company would have delivered an Officers' Certificate and an Opinion of Counsel, each stating that such transaction or supplemental indenture, complies with the Indenture. (Section 801)

DEFEASANCE PROVISIONS

    DEFEASANCE AND DISCHARGE. The Indenture provides that, if principal of and any interest on the Debt Securities are denominated and payable in United States dollars, the Company will be discharged from any and all obligations in respect of the Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, U.S. Government Obligations (as defined) or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may only occur if there has been a change in applicable Federal law or the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of the Debt Securities; and such discharge will not be applicable to any Debt Securities then listed on the New York Stock Exchange if the provision would cause said Debt Securities to be de-listed as a result thereof. (Section 403) The term "U.S. Government Obligations" is defined to mean direct obligations of the United States of America, backed by its full faith and credit. (Section 101)

    DEFEASANCE OF CERTAIN COVENANTS. The Company may omit to comply with certain restrictive covenants described in Sections 1005 (Maintenance of Properties), 1006 (Payment of Taxes and Other Claims) and 1007 (Restrictions on Liens) of the Indenture. To exercise such option, the Company must deposit with the Trustee money, U.S. Government Obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities on the Stated Maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Debt Securities to recognize income, gain or loss for Federal income tax purposes. (Section 1009)

    DEFEASANCE AND EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture and the Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

GOVERNING LAW

    The Indenture and the Notes will be governed by, and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

REGARDING THE TRUSTEE

    The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions with the Company and its subsidiaries from time to time, provided that if the Trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default, or else resign. The Trustee is a lender under the Amended Revolving Credit Facility and the Metris Revolving Credit Facility and also provides other banking services for the Company in the ordinary course of business.

                             DESCRIPTION OF THE OLD NOTES

    The terms of the Old Notes are identical in all material respects to the New Notes, except that (i) the Old Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain registration rights under the Registration Rights Agreement (which rights will terminate upon consummation of the Exchange Offer, except under limited circumstances); (ii) the New Notes are issuable in minimum denominations of $1,000 and integral multiples thereof compared to minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof for the Old Notes; and (iii) the New Notes will not provide for any increase in the interest rate thereon. In that regard, the Old Notes provide that, in the event that the Exchange Offer is not consummated on or prior to January 24, 1997, or a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes is not declared effective within 75 days after the required filing date therefor (the "Effectiveness Date"), additional interest on the principal amount of the Old Notes will accrue at a rate of 0.50% per annum commencing on January 25, 1997 or the Effectiveness Date, as the case may be (the "Additional Interest"); provided, however, that if the Company reasonably requests holders of Old Notes to provide certain information called for by the Registration Rights Agreement for inclusion in any such Shelf Registration Statement, then Old Notes owned by holders who do not deliver such information to the Company as required pursuant to the Registration Rights Agreement will not be entitled to any such Additional Interest. Upon the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, Additional Interest will cease to accrue. The New Notes are not entitled to any such Additional Interest. In addition, the Old Notes and the New Notes will constitute a single series of debt securities under the Indenture. See "Description of the New Notes--General." Accordingly, holders of Old Notes should review the information set forth under "Risk Factors--Certain Consequences of a Failure to Exchange Old Notes" and "Description of the New Notes."

               CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary describes certain United States federal income tax considerations to holders of the New Notes who are subject to U.S. net income tax with respect to the New Notes ("U.S. persons") and who will hold the New Notes as capital assets. There can be no assurance that the U.S. Internal Revenue Service (the "IRS") will take a similar view of the purchase, ownership or disposition of the New Notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions now in effect, all of which are subject to change. It does not include any description of the tax laws of any state, local or foreign governments or any estate or gift tax considerations that may be applicable to the New Notes or holders thereof. It does not discuss all aspects of federal income taxation that may be relevant to a particular investor in light of such investor's particular investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (for example, dealers in securities or currencies, S corporations, life insurance companies, tax-exempt organizations, taxpayers subject to the alternative minimum tax and non-U.S. persons) and also does not discuss New Notes held as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a New Note and one or more other investments, or situations in which the functional currency of the holders is not the U.S. dollar.

    Holders of Old Notes contemplating acceptance of the Exchange Offer should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

EXCHANGE OF NOTES

    The exchange of Old Notes for New Notes should not be a taxable event to holders for federal income tax purposes. The exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes and because the exchange will occur by operation of the terms of the Old Notes. If, however, the exchange of the Old Notes for the New Notes were treated as an exchange for federal income tax purposes, such exchange should constitute a recapitalization for federal income tax purposes. Accordingly, the New Notes should have the same issue price as the Old Notes, and a holder should have the same adjusted basis and holding period in the New Notes as the holder had in the Old Notes immediately before the exchange.

INTEREST ON THE NEW NOTES

    A holder of a New Note will be required to report interest earned on the New Note as ordinary interest income for federal income tax purposes in accordance with the holder's method of tax accounting.

DISPOSITION OF NEW NOTES

    A holder's tax basis for a New Note generally will be the holder's purchase price for the Old Note. Upon the sale, exchange, redemption, retirement or other disposition of a New Note, a holder will recognize gain or loss equal to the difference (if any) between the amount realized and the holder's tax basis in the New Note. Such gain or loss will be long-term capital gain or loss if the New Note has been held for more than one year and otherwise will be short-term capital gain or loss (with certain exceptions to the characterization as capital gain if the New Note was acquired at a market discount).

BACKUP WITHHOLDING

    A holder of a New Note may be subject to backup withholding at the rate of 31% with respect to interest paid on the New Note and proceeds from the sale, exchange, redemption or retirement of the New Note, unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a New Note who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS.

    A holder of a New Note who is not a U.S. person will generally be exempt from backup withholding and information reporting requirements, but may be required to comply with certification and identification procedures in order to obtain an exemption from backup withholding and information reporting.

    Any amount paid as backup withholding will be creditable against the holder's federal income tax liability.

                                 PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by Participating Broker-Dealers during the period referred to below in connection with resales of New Notes received in exchange for Old Notes if such Old Notes were acquired by such Participating Broker-Dealers for their own accounts as a result of market-making activities or other trading activities. The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days after the Expiration Date (subject to extension under certain limited circumstances described herein) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. See "The Exchange Offer--Resales of New Notes." The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. New Notes received by broker-dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                VALIDITY OF NEW NOTES

    The validity of the New Notes being issued in the Exchange Offer will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                            INDEPENDENT PUBLIC ACCOUNTANTS

    The consolidated financial statements and schedule of the Company as of December 29, 1995 and December 30, 1994 and for each of the fiscal years in the three-year period ended December 29, 1995, incorporated by reference herein, have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements and schedule have been incorporated by reference herein in reliance upon the reports of said firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                       PART II
                        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 521 of the Minnesota Business Corporation Act (the "MBCA") (Minn. Stat. Section 302A.521) generally provides that unless its articles or bylaws provide otherwise, a corporation shall indemnify officers and directors made or threatened to be made a party to a proceeding by reason of any such person's present or former capacity as a director or officer against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person: (1) has not been indemnified by another party for the same amounts; (2) acted in good faith; (3) received no improper personal benefit and the procedures for director conflicts of interest, if applicable, have been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation.

    The MBCA provides that unless a corporation's articles of incorporation or bylaws provide otherwise, if a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to advance payment or reimbursement by the corporation of reasonable expenses (a) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification.

    The MBCA also permits a corporation to purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability.

    The Bylaws of the Registrant provide for indemnification of its officers and directors to the fullest extent permitted under the MBCA.

    The Registrant currently maintains a policy insuring, subject to certain exceptions, its directors and officers and the directors and officers of its subsidiaries against liabilities which may be incurred by such persons acting in such capacities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    4.1 Indenture dated as of September 15, 1996 between the Company and First Bank National Association , as trustee.

    4.2 Registration Rights Agreement, dated as of September 27, 1996, between the Company and Bear, Stearns & Co. Inc., Smith Barney Inc. and First Chicago Capital Markets, Inc.

    4.3 Form of Security for 7.375% Senior Notes Due 1999 originally issued by the Company on September 27, 1996.

    4.4 Form of Security for 7.375% Senior Notes Due 1999 to be issued by the Company and registered under the Securities Act of 1933.

    5    Opinion and consent of Dorsey & Whitney LLP.

    12   Computation of Ratio of Earnings to Fixed Charges.

    23.1 Consent of KPMG Peat Marwick LLP.

    23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5).

    24   Powers of Attorney (included on Page II-5).

    25 Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of First Bank National Association.

    99.1 Form of Letter of Transmittal.

    99.2 Form of Notice of Guaranteed Delivery.

    99.3 Form of Exchange Agent Agreement.


ITEM 22. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on October 25, 1996.

                                             FINGERHUT COMPANIES, INC.

                                             By   /s/ Theodore Deikel
                                                 _____________________________
                                                  Theodore Deikel
                                                 (CHAIRMAN OF THE BOARD, CHIEF
                                                  EXECUTIVE OFFICER AND
                                                  PRESIDENT)

                                 POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Theodore Deikel, Peter G. Michielutti and Michael P. Sherman and each of them, his true and lawful attorneys-in-fact and agents with full power and substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes and he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.

       SIGNATURE                     TITLE                         DATE
       ---------                     -----                         ----
/s/ Theodore Deikel        Chairman of the Board, Chief       October 25, 1996
------------------------   Executive Officer and President;
   Theodore Deikel         and Director (Principal Executive
                           Officer)


/s/ Peter G. Michielutti   Senior Vice President, Finance     October 25, 1996
------------------------   and Chief Financial Officer
Peter G. Michielutti       (Principal Financial Officer)


/s/ Thomas C. Vogt         Corporate Controller               October 25, 1996
------------------------   (Principal Accounting Officer)
Thomas C. Vogt


/s/ Wendell R. Anderson    Director                           October 25, 1996
------------------------
Wendell R. Anderson


/s/ Edwin C. Gage          Director                          October 25, 1996
------------------------
Edwin C. Gage


/s/ Stanley S. Hubbard     Director                           October 25, 1996
------------------------
Stanley S. Hubbard


/s/ Richard M. Kovacevich  Director                           October 25, 1996
-------------------------
Richard M. Kovacevich


/s/ Dudley C. Mecum        Director                           October 25, 1996
-------------------------
Dudley C. Mecum


/s/ John M. Morrison       Director                           October 25, 1996
-------------------------
John M. Morrison

                                    EXHIBIT INDEX

Number   Description                                                      Page
------   -----------                                                      ----

    4.1 Indenture dated as of September 15, 1996 between the Company and First Bank National Association, as trustee.

    4.2  Registration Rights Agreement, dated as of
         September 27, 1996, between the Company and Bear, Stearns & Co. Inc., Smith Barney Inc. and First Chicago Capital
         Markets, Inc.

    4.3 Form of Security for 7.375% Senior Notes Due 1999 originally issued by the Company on September 27, 1996.

    4.4 Form of Security for 7.375% Senior Notes Due 1999 to be issued by the Company and registered under the Securities Act of 1933.

    5    Opinion and consent of Dorsey & Whitney LLP.

    12   Computation of Ratio of Earnings to Fixed Charges.

    23.1 Consent of KPMG Peat Marwick LLP.

    23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5).

    24   Powers of Attorney (included on Page II-3).

    25 Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of First Bank National Association.

   99.1  Form of Letter of Transmittal.

   99.2  Form of Notice of Guaranteed Delivery.

   99.3  Form of Exchange Agent Agreement.